Exhibit 99.2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. Signature (Joint Owners) Date Date Signature [PLEASE SIGN WITHIN BOX] VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. STRATASYS LTD. C/O STRATASYS, INC. 7665 COMMERCE WAY EDEN PRAIRIE, MN 55344 M52176-TBD STRATASYS LTD. The Board of Directors recommends you vote FOR proposals 1, 2 and 3. Against For Abstain 1. To ratify (i) the election of Mr. Eyal Desheh and Mr. Victor Leventhal as external directors of Stratasys Ltd., each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, and (ii) the terms of their compensation. NOTE: Upon such other matters as may properly come before the meeting or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Extraordinary General Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitations hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges receipt of a copy of the Notice of Extraordinary General Meeting, dated January 28, 2013, relating to the Extraordinary General Meeting. 2. To authorize the appointment of Mr. S. Scott Crump as the Chief Innovation Officer of Stratasys Ltd. reporting directly to the Executive Committee of the Board of Directors of the Company. 3. To approve an amendment to the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the "2012 Plan") increasing the number of ordinary shares, nominal value New Israeli Shekel 0.01 per share, currently authorized to be issued under the 2012 Plan from 2,500,000 to 4,000,000. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. For address changes/comments, mark here. (see reverse for instructions) Yes No Please indicate if you plan to attend this meeting. MATERIALS ELECTION Check this box if you want to receive a complete set of future proxy materials by mail, at no extra cost. If you do not take action you may receive only a Notice to inform you of the Internet availability of proxy materials.

STRATASYS LTD. Extraordinary General Meeting of Shareholders 1:00 p.m. EST February 25, 2013 Marriott Marquis Hotel Odets Room 1535 Broadway New York, New York To obtain directions to the Marriott Marquis Hotel, the location of our Extraordinary General Meeting of Shareholders, please visit their website at http://www.marriot.com/hotels/travel/nycmq-new-york-marriot-marquis and click on “MAPS & TRANSPORTATION” or contact Investor Relations at: Stratasys Ltd. c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344 Attn: Shane Glenn – Director of Investor Relations Email: shane.glenn@stratasys.com Important Notice Regarding the Availability of Proxy Materials for the Extraordinary Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. M52177-TBD STRATASYS LTD. PROXY c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020 2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli corporation (the "Company"), hereby appoints Shane Glenn and Susan Camuel, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company which the undersigned would be entitled to vote, at the Extraordinary General Meeting of Shareholders of the Company to be held on February 25, 2013 and any adjournments thereof, as indicated on the reverse side. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY STATEMENT WILL BE VOTED FOR PROPOSALS 1, 2 AND 3 AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING. THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD. PLEASE MARK, SIGN DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. INSTRUCTIONS FOR CONTROLLING AND INTERESTED SHAREHOLDERS If you are a controlling shareholder or possess a personal interest (in each case, as defined in the Israeli Companies Law, 5759-1999 and as described in the Proxy Statement) in the approval of either of proposals 1 or 2 and wish to vote “For” or “Against” either such proposal, you should not fill out this proxy card but should instead contact Shane Glenn, the Company’s Director of Investor Relations, at 952-294-3416 or at shane.glenn@stratasys.com, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess such a personal interest, you may also contact the representative managing your account, who could then contact the Company’s Director of Investor Relations on your behalf. Address Changes/Comments: _______________________________________________________________________________ ________________________________________________________________________________________________________ (If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side